UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
SCHEDULE 13E-3/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Decade Companies Income Properties   A Limited Partnership
(Name of Subject Company (Issuer))

Jeffrey L. Keierleber
(Name of Filing Person (Issuer and Offeror))

Limited Partnership Interests
(Title of Class of Securities)

               n/a
(CUSIP Number of Class of Securities)

Jeffrey L. Keierleber
Decade Companies Income Properties
250 Patrick Boulevard
Suite 140
Brookfield, Wisconsin 53045-5864

Copy to:
Walter J. Skipper, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Names and addresses of persons authorized to receive notices and communications on behalf of the persons filing statement)

     Check this box is the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     X    third-party tender offer subject to Rule 14d-1.
          issuer tender offer subject to Rule 13e-4.
     X    going-private transaction subject to Rule 13e-3.
          amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO/A

     This Amendment No. 3 to Schedule TO/13E-3 amends the Schedule TO/13E-3 originally filed by Jeffrey L. Keierleber. This Amendment No. 2 to Schedule TO/13E-3 relates to the offer of Decade Companies Income Properties - A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership) and Jeffrey
L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber) to purchase, in the aggregate, up to 7,700 Limited Partnership Interests (the "Interests"), at a price of $895.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2002 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). Amendment No. 2 to the Offer to Purchase dated May 3, 2002 ("Amendment No. 2") will be sent to all Limited Partners of the Partnership. Amendment No. 2 is filed with this Amendment No. 2 to Schedule TO/13E-3.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.
Except as amended hereby, the Schedule TO/13E-3 filed by the Partnership on April 8, 2001 remains in effect.

     The Schedule TO/13E-3 is hereby amended as follows:

Item 4.        Terms of the Transaction

     The information set forth in the Offer to Purchase under "The Offer - Certain Federal Income Tax Consequences" is hereby amended by the information in Amendment No. 2, which is incorporated herein by reference.

Item 12.  Exhibits

     (a)(1)(F) Amendment No. 2 to the Offer to Purchase dated May
               3, 2002

     (a)(1)(G) Cover Letter to Limited Partners dated May 3, 2002

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO/13E-3 is true, complete and correct.

Date: May 3, 2002



By:   /s/ Jeffrey L. Keierleber
      Jeffrey L. Keierleber

[Item 12 (a)(1)(F)]

AMENDMENT TO OFFER TO PURCHASE UNITS OF DECADE COMPANIES INCOME
PROPERTIES, A LIMITED PARTNERSHIP

AMENDMENT NO. 2 DATED MAY 3, 2002 TO OFFER DATED APRIL 8, 2002

    DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP

Offer to Purchase for Cash Consideration

Up to 7,700 Limited Partnership Interests
At an Offer Price of $895 Per Interest

The offer, proration period and withdrawal rights expire at 12:00 midnight, Milwaukee time, on May 10, 2002, unless the offer is extended.

The Offer to purchase Interests is made by and on the terms and conditions contained in (a) the Offer to Purchase dated April 8, 2002 and in the related Letter of Acceptance (which together constitute the "Offer"), (b) Amendment No. 1 dated May 1, 2002, and
(c) this Amendment (consisting of a cover page and pages S-2 through S-13 (the "Amendment") which amends and supplements the Offer as of the date hereof.

IT IS IMPORTANT THAT THE AMENDMENT BE READ IN CONJUNCTION WITH THE
OFFER.

           CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a summary of certain federal income tax considerations generally applicable to: (a) the Section 1031 exchange, (b) the sale of Interests pursuant to the Offer or the retention of Interests after the Expiration Date by Limited Partners, and (c) information for retirement plan investors concerning unrelated business taxable income. Information on the rules that govern the termination of the Partnership by reason of the sale of Interests pursuant to the Offer was included in the Offer.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and on judicial decisions, U.S. Treasury regulations (the "Regulations"), and IRS rulings and other administrative materials interpreting the Code, all of which are
subject to change, possibly on a   retroactive basis.  The
authorities on which this summary is based are subject to various interpretations, and are not binding on the IRS or the courts, either of which could take a contrary position. No rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the disclosures expressed herein or that a court will not sustain such a challenge.

The following summary is for general information only, and the tax treatment described herein may vary depending upon each Limited Partners's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. Moreover, the summary does not address the federal income tax consequences to persons who do not hold the Interests as "capital assets," as defined by Section 1221 of the Code. In addition, taxes other than federal income taxes, such as foreign, state and local taxes, and federal estate and gift taxes, may affect a Limited Partner's investment in the Limited Partnership. Controversy and uncertainty exist in many areas of the federal income tax law which may affect the transactions described herein. Accordingly, there can be no assurance that some of the views expressed herein will not be challenged by the IRS. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not construe this as legal or tax advice.

LIMITED PARTNERS ARE URGED TO CONSULT AND MUST RELY UPON THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF A TENDER OF THEIR INTERESTS PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, ANY RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

                      SECTION 1031 EXCHANGE

The sale of The Meadows II Apartments was structured as an exchange under Section 1031 of the Code. Section 1031 allows gain to be deferred, not permanently excluded. Any gain realized on the disposition of The Meadows II and deferred under Section 1031 will be recognized when the qualified replacement property (or properties) acquired in the exchange is disposed of in a subsequent taxable transaction.

Under Section 1031, no taxable gain or loss is recognized if the Partnership exchanges The Meadows II for qualifying replacement like kind property. Property qualifying for nonrecognition is limited to "property held for productive use in a trade or business or for investment" and does not include property held primarily for resale. Both the relinquished and the replacement properties must be qualified property. The General Partners believe that The Meadows II Apartments was not a property held primarily for resale and was a property held for productive use in a trade or business or for investment. Accordingly, The Meadows II satisfies the qualifying property requirement under Section 1031. The General Partners intend to acquire a replacement property (or properties) that will not be property held primarily for resale and will be a property held for productive use in a trade or business or for investment. Accordingly, the General Partners intend that the replacement property (or properties) satisfies the qualifying property requirement under Section 1031.

For purposes of Section 1031, "like kind" means that real property must be exchanged for real property. However, while the kind of real estate that can be exchanged is extremely broad (for example, unimproved real estate may be exchanged for improved real estate), not all types of real estate are like-kind (for example, certain leasehold interests are not like-kind to fee interests). The sale of The Meadows II and the later identification and acquisition of qualified replacement property (or properties) need not occur at the same time. However, the qualified replacement property must be identified within 45 days after the disposition of The Meadows II (March 17, 2002) and must be acquired within 180 days after the disposition of The Meadows II (July 30, 2002). Accordingly, three potential qualified replacement properties were identified within 45 days after the disposition of The Meadows II (March 17, 2002) and one or more of the identified properties must be acquired within 180 days after the disposition of The Meadows II (which would be July 30, 2002).

Under certain circumstances, the Partnership will be required to recognize gain currently in connection with the exchange of The Meadows II. The gain realized on the disposition of The Meadows II will be recognized currently to the extent the sale proceeds from the disposition are not entirely reinvested by the Partnership in like kind qualified replacement property (or properties) that is
(a) properly identified by the Partnership within 45 days after the disposition of The Meadows II (March 17, 2002), and (b) acquired by the Partnership within 180 days after the disposition of The Meadows II (July 30, 2002). Accordingly, if like kind qualified replacement property (or properties) is not identified by March 17, 2002 and acquired by the Partnership by July 30, 2002, all or a portion of the gain will be taxable currently. Specifically, realized gain will be recognized to the extent sale proceeds are not reinvested. The realized gain is the selling price of the relinquished property (The Meadows II), less selling expenses and less the adjusted basis of The Meadows II. The realized gain represents the total potential gain if the exchange is not completed and the transaction is instead a taxable sale. However, realized gain is "recognized" or taxed only to the extent the net sale proceeds from the disposition of The Meadows II are not reinvested by the Partnership. The General Partners estimate that the realized gain from the sale of The Meadows II will be approximately $1,715,000, all of which will be recognized currently if a qualified replacement property is not acquired using all of the proceeds held in the Exchange Escrow on or before July 30, 2002. If the Partnership does not purchase a qualified replacement property (or properties), the proceeds held in the Exchange Escrow may be released to the Partnership and would be available for later investment or for distribution to the remaining Limited Partners who did not tender their Interests pursuant to this Offer. Tendering Limited Partners will not receive any cash distributions from the Exchange Escrow, regardless of whether such tendering Limited Partners are taxable on any portion of the gain on the sale of The Meadows II.

A portion of the realized gain from the disposition of The Meadows II may also be currently taxable: (a) if the Partnership uses cash funds held in the Exchange Escrow to purchase Interests pursuant to the Offer, or for any purpose other than the acquisition of like kind qualified replacement property (or properties), and/or (b) under certain financing arrangements entered into by the Partnership to finance the purchase of Interests pursuant to the Offer. If the Partnership uses cash funds in the Exchange Escrow or obtains financing to purchase Interests pursuant to the Offer, the Partnership will prepare and disseminate supplemental materials describing, among other things, the tax consequences of such transactions.

Each Limited Partner that owned Interests on the date that The Meadows II was disposed of (January 31, 2002) will be taxed on his or her allocable share of any realized gain from the disposition of The Meadows II that is required to be recognized currently (including any gain recognition attributable to use by the Partnership of cash funds held in the Exchange Escrow to purchase Interests pursuant to the Offer, or for any purpose other than the acquisition of like kind qualified replacement property (or properties), or any gain recognition attributable to the Partnership's financing of the purchase of Interests pursuant to the Offer), regardless of whether the Limited Partner retains his or her Interests or disposes of all or a portion of his or her Interests pursuant to the Offer.

       SALE OR RETENTION OF INTERESTS BY LIMITED PARTNERS

A.   Sale by Limited Partners.

1.   Gain or Loss on Purchase by Offerors.

The receipt of cash by Limited Partners for Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The recipient of such payment is taxable to the extent of any gain recognized in connection with the sale of the Interests. In general, and subject to the rules of
Section 751 of the Code discussed below; (a) a Limited Partner will recognize capital gain at the time his Interests are purchased by the Partnership or one of the General Partners to the extent that the money he receives exceeds his adjusted tax basis in the Interests, or (b) a Limited Partner will recognize capital loss at the time his Interests are purchased by the Partnership or one of the General Partners to the extent that the money he receives is less than his adjusted tax basis in the Interests. Upon a sale of a Interest pursuant to the Offer, a Limited Partner will be deemed to receive money in the form of any cash payments to him from the Partnership or one of the General Partners and to the extent he is relieved from his proportionate share of qualified nonrecourse liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his Interests if the amount of cash he actually receives, plus the amount he is deemed to have received as a result of being relieved of his proportionate share of Partnership qualified nonrecourse liabilities (if any), exceeds the adjusted tax basis of the Limited Partner in the Interests.

2.   Adjusted Tax Basis of Interests.

The adjusted tax basis of a Limited Partner's Interests is calculated by taking his initial basis and making certain additions and subtractions thereto. The initial basis of a Limited Partner is the amount paid for his Interests ($1,000 per Interest for those who purchased in the initial offering). This initial basis is increased by a Limited Partner's proportionate share of qualified nonrecourse liabilities to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Limited Partner. A Limited Partner's basis is reduced by any reduction in his proportionate share of qualified nonrecourse liabilities to which the Partnership's assets are subject, by the amount of any distributions and by the share of Partnership losses allocated to the Limited Partner, and by expenditures of the Partnership not deductible in computing its taxable income and not properly chargeable to a capital account.

3.   Allocation of Partnership Income.

A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 2002 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. Such allocation will affect the Limited Partners's adjusted tax basis in his Interests and, therefore, the amount of such Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. In addition to the capital gain or loss recognized on the sale of his Interests pursuant to the Offer, the selling Limited Partner will be required to take into account such allocation in computing his federal income tax liability for 2002.

4.   Passive Activity Loss Rules.

If a Limited Partner has suspended passive activity losses from this Partnership or from any other activity, the Limited Partner may be able to deduct such losses if he or she recognizes a gain on the sale of Interests pursuant to the Offer. Under Code Section 469, a noncorporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such individual's passive activity income for such year, and closely-held corporations may offset such losses against so-called "net active" income. A loss recognized by a Limited Partner upon a sale of less than 100% of his Interests pursuant to this Offer can be currently deducted (subject to other applicable limitations) to the extent of such Limited Partner's passive income from the Partnership for the year of sale or to the extent of any other passive activity income for that year. To the extent a Limited Partner recognizes a gain upon a sale of less than 100% of his Interests, such Limited Partner may deduct current or carryover passive activity losses, if any, from the Partnership or from other passive activities to the extent of such gain. If a Limited Partner disposes of 100% of his Interests pursuant to the Offer, such Limited Partner generally will be able to deduct his suspended passive activity losses, if any, from the Partnership that could not previously be deducted by such Limited Partner due to the foregoing limitations.

5.   Characterization of Gain or Loss on Sale of Interests.

The taxable gain on the disposition of Interests must be allocated between ordinary income and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner who holds the Interests as capital assets if (a) he or she is not a "dealer" in securities; (b) he or she has held the Interests for longer than 12 months; and (c) the Partnership has no
Section 751 assets. If a Limited Partner who holds the Interests as a capital asset has held the Interests for 12 months or less, any gain or loss will be short term capital gain or loss. To the extent that a portion of the gain realized on the sale of a Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items which have substantially appreciated in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of an Interest. For purposes of Section 751 of the Code, depreciation recapture is treated as if it were an "unrealized receivable." Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not in excess of his share of the Partnership's depreciation recapture. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items which have substantially appreciated in value" for purposes of Section 751 and a Limited Partner tendering his Interests would recognize ordinary income, in an amount equal to his share of the appreciation in value of the Partnership's real estate inventory. The General Partners do not believe they have operated the Partnership's business in a manner as to make it a "dealer" for tax purposes.

IRS Regulations require certain information to be submitted by a selling Limited Partner with his income tax return for the year in which he sells an interest in a partnership having Section 751 assets. Selling Limited Partners must consult with and depend upon their own tax advisors to determine what information must be included with their income tax returns by reason of the sale of Interests.

6.   Taxation of Gains and Losses.

A Limited Partner's short-term or long-term capital gain or loss from the sale of Interests will be combined with such Limited Partner's other short-term and long-term capital gains and losses for the tax year to arrive at an overall net short-term or long-term capital gain or loss. Net long-term capital gains are taxed for federal income tax purposes at a maximum rate of 20%, except for real estate depreciation recapture ("unrecaptured Section 1250 gain") which is taxed at a maximum capital gains tax rate of 25%. Short-term capital gains are taxed at ordinary income tax rates.
In addition, any gain on the sale of Interests attributable to
Section 751 will be taxed at ordinary income tax rates. Generally, for noncorporate taxpayers, ordinary income recognized in 2002 is taxed at a maximum rate of 38.6% for federal income tax purposes. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. Net capital losses are deductible only to the extent of any capital gains plus, in the case of a noncorporate taxpayer, ordinary income up to $3,000. Noncorporate taxpayers can carry a net capital loss forward until it is exhausted. Corporations can carry net capital losses back three years and forward five years.

Generally, unrecaptured Section 1250 gain is the amount of depreciation claimed on Section 1250 property (i.e., real property) which is not recaptured as ordinary income under the Code Sec. 1250 recapture rules. Depreciation taken into account in computing unrecaptured Section 1250 gain cannot exceed the amount of gain recognized on the property after the gain is reduced by any ordinary income depreciation recapture. Gain on an item of Section 1250 property which is in excess of any ordinary income depreciation recapture and unrecaptured Section 1250 gain is generally taxed at the 20% capital gains rate.

It is possible that a Limited Partner who was not an original Limited Partner may have a loss on the sale of his Interests, depending upon his adjusted basis in the Interests. Such a loss will be a capital loss if the Interests are a capital asset in the hands of the Limited Partner.

If a Limited Partner sells all of his Interests in the Partnership pursuant to the Offer, the excess of: (a) the sum of any loss from the Partnership for the year of sale (including any previously suspended Partnership loss) plus any loss realized on the liquidation, over (b) the net income or gain for the year from all passive activities (determined without regard to the losses described in (a)) will be treated as a loss which is not a passive activity loss. However, the capital loss limitations described above will continue to apply.

7.   Income Tax Withholding.

To prevent back up federal income tax withholding equal to 30% of the payments made pursuant to the Offer, each Limited Partner who does not otherwise establish an exemption from such withholding must notify the Partnership of such Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and must provide certain other information by completing a Substitute Form W-9 for the Partnership. Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. foreign Limited Partners are subject to other requirements. See "Procedure for tendering Interests" in the Offer dated April 8, 2002.

Gain realized by a foreign Limited Partner on a sale of Interests pursuant to this Offer will be subject to federal income tax.
Under Section 1445 of the Code and related Regulations, the transferee of a partnership unit held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Foreign persons include alien individuals and foreign corporations, estates, partnerships, and trusts. The Partnership will withhold 10% of the Offer Price paid to a tendering foreign Limited Partner. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

8.   Tax-Exempt Limited Partners

Certain entities, including, but not limited to, trusts formed as part of corporate stock bonus, pension or profit-sharing plans that are qualified under Section 401(a) of the Code, and individual retirement accounts that are qualified under Section 408(a) of the Code (collectively "Qualified Plans") are generally exempt from federal income tax. Qualified Plans, however, are subject to federal income tax with respect to any "unrelated business taxable income" ("UBTI"). UBTI is income (with specific exceptions) derived from any trade or business activity, regularly carried on by a tax-exempt entity (or by a partnership of which it is a member) that is not substantially related to the entity's exempt purpose. Thus, to the extent the activity of the Partnership is unrelated to a Qualified Plan's exempt purpose, income derived from the Partnership may constitute UBTI to the Qualified Plan. For any exempt employees supplemental unemployment benefit plans, trusts, exempt qualified employee pension, profit-sharing and stock bonus trusts, or non-exempt trusts, any trade or business conducted by the Partnership will constitute an unrelated trade or business.

Notwithstanding the foregoing, UBTI does not include, among other things, gain or loss from the sale or exchange of property, except to the extent that such gain or loss is derived from debt-financed property. In general, debt-financed property is any property which is held to produce income and with respect to which there is "acquisition indebtedness" at any time during the tax year or during the preceding twelve months if the property is disposed of during the tax year. Acquisition indebtedness includes indebtedness secured by an existing mortgage on a property that is purchased subject to the mortgage, even if the indebtedness is not assumed by the purchaser. In addition, if a Qualified Plan incurred indebtedness to finance its purchase of an Interest in the Partnership, that indebtedness would also constitute acquisition indebtedness. An exception to the acquisition indebtedness rules exists, provided that various requirements are met, for indebtedness incurred by certain qualified organizations to acquire or improve real property. Additional requirements are imposed under this exception where the indebtedness is incurred by a partnership in which qualified organizations own an interest. For purposes of this exception, the term "qualified organizations" includes qualified corporate stock bonus, pension or profit-sharing plans, but does not include IRA's. The Partnership does have mortgages on the property owned and, therefore, a portion of the gain or loss, if any, realized by a Qualified Plan on the sale of an Interest will be UBTI. If a Qualified Plan is not a "dealer" in securities and if the Qualified Plan did not incur indebtedness to finance its purchase of an Interest in the Partnership, then the remaining portion of any gain or loss from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe that the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the Service may not contend that the Partnership is a dealer.

If the Partnership obtains financing to repurchase Interests, it the Internal Revenue Service may contend that each non-redeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. If the Internal Revenue Service is successful in that contention, some additional portion of the Partnership's income allocated to those Limited Partners that are Qualified Plans will be UBTI.

Any UBTI realized by a Qualified Plan on its sale of an Interest in the Partnership will be combined with such Qualified Plan's other UBTI for the tax year. To the extent that a Qualified Plan's UBTI from all sources exceeds $1,000 for its tax year, such Qualified Plan will incur a tax liability with respect to such excess at such tax rates that would be applicable if such organization were not otherwise exempt from taxation. The trustee or custodian of a Qualified Plan that owns Interests may be required to file form 990-T (Exempt Organization Business Income Tax Return) with the IRS to report UBTI, regardless of the amount of UBTI recognized by the Qualified Plan. In addition, the Qualified Plan will be required to pay from the Qualified Plan the tax on any UBTI in excess of $1,000.

The discussion contained herein is not a complete treatise on the ownership and disposition of an Interest by Qualified Plans. There are numerous issues involved and consequently, Qualified Plans should consult with and must rely upon their own tax advisors concerning the application of federal income tax laws.

9.     Example for Limited Partners.

Each Limited Partner must determine his own adjusted tax basis, as the adjusted tax basis will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the day admitted to the Partnership.

Set forth below are estimates of adjusted basis, gain or loss on disposition of Interests, suspended passive activity losses under
Section 469, Section 751 gain and unrecaptured Section 1250 gain for a hypothetical Limited Partner. The estimates assume that the hypothetical Limited Partner acquired his Interest in the original offering and made capital contributions of $1,000. The computation is based upon amounts estimated as of June 30, 2002, because the Partnership Agreement recognizes transfers of interest on the first day of each quarter for tax allocation purposes.

As of January 31, 2002, there was nonrecourse debt attributed to the Interests in the approximate amount of $27,323,000. Therefore, in determining the tax consequences of accepting the Offer, a Limited Partner that sells one Interest will be deemed to receive the Offer Price of $895 cash plus a pro rata share of the Partnership's nonrecourse debt (approximately $2,039 per Interest) (together, the "Selling Price").

The General Partners estimate that as of June 30, 2002, the adjusted tax basis of each Interest held by the hypothetical original taxable Limited Partner, based on the tax returns filed by the Partnership and based on estimates for the year 2002, ranges from $1,595 to $1,696 per Interest (on average), computed as follows:

Estimated Current Basis per Interest
For Taxable Limited Partners (Average)

                                1986      1987      1988
                                Purchase  Purchase  Purchase
Original capital contribution   $1,000    $1,000         $1,000
Ordinary income (1986 to 1990)    50      50               34
Interest income (1986 to 2001)   177     177             139
Estimated 2002 rental income       6            6                6
Estimated 2002 interest income   5            5           5
Proportionate share of nonrecourse
 debt         2,039          2,039          2,039
                   3,277          3,277          3,223
Less: Net rental losses
(1986 - 2000)          (   450)            (   450)  (   382)
Less:  Investment
interest expense
(1989 - 2001)     (   132)            (   132)  (   132)
Less:  Section
1231 loss (1994) (     55)            (     55)      (     55)
Less:  Cash
distributions
(1986-2001)       (1,009)   (   982)  (   922)
Less:  Cash
distributions
(2002             (     25)      (     25)      (     25)
Less: Estimated
2002 investment
interest expense  (     11)      (     11)      (     11)
Estimated
current
basis per Interest         $1,595    $1,622    $1,696

The General Partners estimate that as of June 30, 2002, the adjusted tax basis of each Interest held by the hypothetical original tax-exempt Limited Partner, based on the tax returns filed by the Partnership and based on estimates for the year 2002, ranges from $2,338 to $2,366 per Interest (on average), computed as follows:

Estimated Current Basis per Interest
For Tax-Exempt Limited Partners (Average)

                                1986      1987      1988
                                Purchase  Purchase  Purchase
Original capital contribution   $1,000    $1,000         $1,000
Ordinary income (1986 to 1990)      50       50            34
Rental income                        407        383           383

Interest income (1986 to 2001)     177            177         138
Estimated 2002 rental income           6           6            6
Estimated 2002 interest income    5           5            5
Proportionate share of nonrecourse
debt                            2,039       2,039          2,039
                        3,684          3,660          3,605
Less: Net rental
losses (1987 - 2001)  (   120)    (   120)            (   100)
Less:  Investment
interest expense
(1989 - 2001)     (   131)            (   131)  (   131)
Less:  Section
1231 loss (1994)       (     55)           (     55)      (     55)
Less:  Cash
distributions
(1986-2001)       (1,005)   (   978)  (   918)
Less:  Cash
distributions (2002)(     25)    (     25)      (     25)
Less: Estimated 2002
 investment interest
expense      (     10)      (     10)      (     10)
Estimated
current
basis per
Interest                   $ 2,338   $ 2,341   $ 2,366

Under the foregoing and utilizing the estimated adjusted tax basis, the hypothetical original taxable Limited Partner whose Interests are purchased in this Offer would recognize a taxable gain for federal income tax purposes of approximately $1,238 to $1,339 per Interest (on average) as follows:

                     Estimated Taxable Gain
             For Taxable Limited Partners (Average)

                                1986      1987      1988
                                Purchase  Purchase  Purchase
Cash for Interests                   $    895  $    895  $    895
Relief from qualified
nonrecourse liabilities        2,039    2,039     2,039
Selling price                           2,934     2,934     2,934
Subtract basis
(computed above)             (1,595)   (1,622)   (1,696)
Estimated taxable gain          $ 1,339   $ 1,312   $ 1,238

Under the foregoing and utilizing the estimated adjusted tax basis, the hypothetical original tax-exempt Limited Partner whose Interests are purchased in this Offer would recognize a gain of approximately $568 to $596 per Interest (on average) as follows:

Estimated Taxable Gain
For Tax-Exempt Limited Partners (Average)

                                1986      1987      1988
                                Purchase  Purchase  Purchase
Cash for Interests                   $    895  $    895  $    895
Relief from qualified
nonrecourse liabilities       2,039     2,039     2,039
Selling price                                2,934     2,934
                                                              2,934
Subtract basis (computed above)   (2,338)   (2,341)   (2,366)

Estimated gain                  $     596      $     593 $     568

Estimated taxable gain          $     551      $     548 $     525

Subject to Section 751, such a gain will be capital gain if the Interests are a capital asset in the hands of the hypothetical
Limited Partner.

The General Partners estimate that the amount of suspended passive activity losses from the Partnership in the case of the hypothetical original taxable Limited Partner will be approximately $417 per Interest (on average) for a 1986 purchase, $417 per Interest (on average) for a 1987 purchase, $398 per Interest (on average) for a 1988 purchase, unless such losses have previously been utilized by the hypothetical Limited Partner. Under this assumption, in addition to recognizing a taxable gain ranging from $1,238 to $1,339 per Interest (on average), such Limited Partner will be allowed to deduct suspended passive activity losses attributable to the Partnership ranging in the amount of from $398 to $417 per Interest (on average).

The depreciation recapture attributed to the Interests is estimated to be in the approximate amount of $880,000 as of June 30, 2002. Therefore, under Section 751, in determining the tax consequences of accepting the Offer, the hypothetical original taxable Limited Partner's taxable income will be deemed to include approximately $66 of ordinary income per Interest, with the balance of the taxable gain considered being capital gain for federal income tax purposes for the hypothetical Limited Partners who hold their Interests as capital assets.

The unrecaptured Section 1250 gain attributable to the Interests of taxable Limited Partner is estimated to be in the approximate amount of $6,484,000 as of June 30, 2002. Therefore, in determining the tax consequences of accepting the Offer, approximately $484 of the taxable gain, if any, per Interest for taxable Limited Partners will be considered to be capital gain taxed as real estate depreciation recapture, and thus subject to a maximum capital gains rate of 25%.

The examples contained herein are for purposes of illustration only. The actual taxable gain (loss) for any particular Limited Partner will likely vary from the estimates provided herein. The foregoing computations include estimates of the allocated portions of items attributable to 2002 (including, but not limited to, interest income, passive activity losses, Partnership nonrecourse debt, Section 751 gain). Actual taxable gain (loss) must be computed using actual amounts of allocated items. In addition, actual taxable gain (loss) will vary depending on each Limited Partner's particular circumstances. For example, if a current Limited Partner acquired a Interest from another Limited Partner rather than in the initial Offering of Interests, the current Limited Partner's basis for his Interests is most likely not in the range of $1,595 to $1,696 (the amounts shown above).

B.     Retention of Interests by Limited Partners.

There will be no immediate tax consequences to Limited Partners with respect to Interests that are not tendered in this Offer. However, Limited Partners who retain their Interests may, henceforth, have a proportionately greater interest in the items of Partnership income and loss and in distributions by the Partnership because each remaining Interest may represent a greater percentage of the total Interests outstanding depending upon the number of Interests purchased by the Partnership pursuant to the Offer. The extent of the change in proportionate Interests will depend upon the number of Interests tendered and purchased by the Partnership.

Limited Partners who own Interests that are not repurchased will have income or loss allocated to them by the Partnership for 2002. As discussed above, suspended passive activity losses, if any, can be used to reduce the impact of taxable income, if any, allocated for 2002.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH LIMITED PARTNER IS URGED TO CONSULT THEIR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND FOREIGN, STATE, AND LOCAL TAX
LAWS) OF THE DISPOSITION OF INTERESTS PURSUANT TO THE OFFER.

[Item 12 (a)(1)(G)]



May 3, 2002

Re:    Decade Companies Income Properties
  Offer to Purchase Limited Partnership Interests
  Amendment No. 2

Dear Investor:

Enclosed with this letter is Amendment No. 2 to the Offer to purchase your Interests for cash consideration of $895 per Interest. The Amendment includes important information concerning certain federal income tax considerations.

The Offer to Purchase your Limited Partnership Units expires at 12:00 midnight, Milwaukee, Wisconsin time of Friday, May 10, 2002 (unless otherwise extended by the Offerors). If you have not already accepted the Offer, and wish to do so, you must sign and timely return the Letter of Acceptance that was included with the Offer to Purchase.

Please note that our office will be open until 5:00 p.m., Milwaukee, Wisconsin time, on Friday, May 10, 2002. Our fax machine (262-792-0808) will be available to receive your Letter of Acceptance after office hours through 12:00 midnight, Milwaukee, Wisconsin time.

If you have already returned the Letter of Acceptance, no further action is required on your part. The Offerors intend to promptly pay for all Units tendered in the Offer upon the Expiration Date. The Offerors expect to mail payment no later than Thursday, May 14, 2002.

If you need another copy of the Offer to Purchase or the Letter of Acceptance, please call me at (262) 792-9200.

Very truly yours,



Michael Sweet
Partnership Manager

MS
Enclosure